UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

EVOLVING SYSTEMS, INC.

(Name of Issuer) Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities) 30049R209
(CUSIP Number) Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 18, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 30049R209	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC 47-3106673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 998,900 shares of Common Stock(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 998,900 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 998,900 shares of Common Stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% of outstanding shares of Common Stock(2)
14	TYPE OF REPORTING PERSON OO

(1)            See Item 5.

(2)            This calculation is rounded down to the nearest tenth and is based upon 12,258,184 Shares outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed on March 17, 2021 (File No. 001-34261).

CUSIP NO. 30049R209	SCHEDULE 13D/A

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 5”) amends the Schedule 13D filed on April 27, 2017 (the “Original Schedule 13D”), as amended on June 13, 2017 (“Amendment No. 1”), August 3, 2017 (“Amendment No. 2”), November 13, 2017 (“Amendment No. 3”) and November 28, 2017 (“Amendment No. 4”). The Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given them in the Original Schedule 13D (as amended). The Original Schedule 13D (as amended) remains in full force and effect, except as specifically amended by this Amendment No. 5.

Item 3.	Source and Amount of Funds or Other Consideration.

The first paragraph of the response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of November 28, 2017, the Reporting Person had purchased an aggregate of 1,250,000 Shares over the course of various prior purchases totaling approximately $5.8 million. As of March 22, 2021, the Reporting Person has sold 251,100 such Shares, as described in Item 5 of this Amendment No. 5.

Item 4.	Purpose of Transaction.

The first and second paragraphs of the response to Item 4 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

The Reporting Person acquired the Shares because it believed the Shares were, at the time of purchase by the Reporting Person, undervalued and represented an attractive investment opportunity. The Reporting Person’s representatives (which includes employees of Kokino and Kokino’s advisers) may have discussions with the Issuer’s representatives (including its board of directors and management) regarding topics including: (1) the Issuer’s strategy, governance, business and operations and (2) improving the performance of the Issuer’s stock. In addition, the Reporting Person may engage in communications regarding items (1) and (2) above with other stockholders of the Issuer, knowledgeable industry or market observers, industry participants, or other persons.

The Reporting Person reviews its investment in the Issuer on an ongoing basis. The Reporting Person may take a number of actions to maximize the value of its investment, including decreasing the size of its remaining investment in the Issuer. The actions taken by the Reporting Person to maximize the value of its investment will depend upon numerous factors, including, among other things, the price and availability of securities of the Issuer; subsequent developments affecting the Issuer; the Issuer’s business and prospects; general stock market and money market and economic conditions; tax considerations; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; the attitudes and actions of the board of directors and management of the Issuer; and other factors deemed relevant.

CUSIP NO. 30049R209	SCHEDULE 13D/A

Item 5.	Interest in Securities of the Issuer.

The response to Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

		Shares Beneficially Owned by Reporting Person[1]	Percent of Class[2]

(a) and (b)	Sole Voting Power	998,900	8.1%

	Shared Voting Power	-0-	0%

	Sole Dispositive Power	998,900	8.1%

	Shared Dispositive Power	-0-	0%

	Aggregate Voting and Dispositive Power	998,900	8.1%

(c)	The following table sets forth all transactions in the Shares effected by the Reporting Person during the sixty days preceding the filing of this Amendment No. 5. All such transactions were effected in the open market through one or more brokerage entities, and the reported price per share excludes brokerage commissions. The Reporting Person undertakes to provide upon request by the SEC staff full information regarding the number of Shares purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Weighted Average Price Per Share ($)	Maximum Price ($)	Minimum Price ($)
3/18/21	(251,100)	$5.28	$5.62	$5.01

1        The Reporting Person is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of Kokino. The Reporting Person is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of the Reporting Person, and in that capacity Kokino acts on behalf of the Reporting Person as an agent. Robert Averick, in his capacity as an employee of Kokino, manages the Reporting Person’s investment in the Shares. Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM, Kokino or Mr. Averick may hold over the Shares is ultimately attributed to the Reporting Person.

2        This calculation is rounded down to the nearest tenth and is based upon 12,258,184 Shares outstanding, as reported in the Issuer’s Annual Report on Form 10-K filed on March 17, 2021 (File No. 001-34261).

CUSIP NO. 30049R209	SCHEDULE 13D/A

(d)	Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first sentence of the response to Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

From time to time, the Reporting Person may hold a portion of its assets, which may include some of the Issuer’s securities, in “prime brokerage” or other margin accounts at one or more institutions, which accounts generally provide the Reporting Person with access to margin or other financing.

CUSIP NO. 30049R209	SCHEDULE 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2021
Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

	By:	/s/Garrett Lynam
Name: Garrett Lynam
Title: General Counsel